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Tender Offer Statement
As filed with the Securities and Exchange Commission on May 21, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GRIFFON CORPORATION
(Name of Subject Company (issuer))
 GRIFFON CORPORATION, as issuer
(Name of Filing Persons (identifying status as offeror, issuer or other person))
 4.0% Contingent Convertible Subordinated Notes due 2023
(Title of Class of Securities)
 398433AA0 and 398433AB8
(CUSIP Number of Class of Securities)

Robert Balemian
100 Jericho Quadrangle
Jericho, New York 11753
(516) 938-5544
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Nancy D. Lieberman, Esq. Kramer, Coleman, Wactlar & Lieberman, P.C. 100 Jericho Quadrangle Jericho, New York 11753 (516) 822-4820	Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$129,610,000 (1)	$16,422(2)

(1)
This tender offer statement relates to the exchange by Griffon of an aggregate of up to $130,000,000 principal amount of its 4.0% Contingent Convertible Subordinated Notes due 2023 (second series) for $130,000,000 in principal amount of its 4.0% Contingent Convertible Subordinated Notes due 2023. Pursuant to Rule 457(f)(2) and 457(f)(3) under the Securities Act of 1933, this amount is the book value as of May 18, 2004 of the maximum amount of the 4.0% Contingent Convertible Subordinated Notes due 2023 that may be received by the Registrant from tendering holders, minus $390,000, the maximum amount of cash to be paid by the registrant, in connection with the exchange offer described herein.

(2)
Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed May 21, 2004.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,422	Filing Party: Griffon Corporation
Form or Registration No.: S-4 (File No. 333-115733)	Date Filed: May 21, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introduction

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by Griffon Corporation, a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") 4.0% Contingent Convertible Subordinated Notes Due 2023 (second series) (the "New Notes") and cash ($3 per $1,000 principal amount) for all of its currently outstanding 4.0% Contingent Convertible Subordinated Notes Due 2023 (the "Old Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus (the "Prospectus") forming a part of the Company's Registration Statement on Form S-4 (File No. 333-115733) (the "Registration Statement") filed with the Securities and Exchange Commission on May 21, 2004, and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(4) and (a)(1)(i) hereto, respectively.

        All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

        The information in the Prospectus under the heading "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address. Griffon Corporation is the issuer and subject company. Its address is 100 Jericho Quadrangle, Jericho, New York 11753. Its telephone number is (516) 938-5544.

        (b)   Securities. The information in the Registration Statement under the heading "Description of Our Notes" and "Description of Capital Stock" is incorporated herein by reference.

        (c)   Trading Market and Price. There is no established trading market for the Old Notes. The information in the Registration Statement under the heading "Price Range of Our Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        Griffon Corporation is the issuer and subject company. Its address is 100 Jericho Quadrangle, Jericho, New York 11753. Its telephone number is (516) 938-5544. The business address of Harvey R. Blau, Chairman of the Board, Robert Balemian, President and Director, Patrick Alesia, Vice President and Treasurer and Edward I. Kramer, Vice President, Administration and Secretary is c/o Griffon Corporation, 100 Jericho Quadrangle, Jericho, New York 11753. The telephone number for each such person is (516) 938-5544. The business address of Henry A. Alpert is Spartan Petroleum Corp., 3333 New Hyde Park Rd. Ste. 201, New Hyde Park, NY 11042. Mr. Alpert's telephone number is (516) 365-8700. The business address of Bertrand M. Bell is Jacobi Medical Center, 1400 Pelham Pkwy So., Room 316VE, Bronx, NY 10461. Mr. Bell's business telephone number is (718) 918-5301. The business address of Abraham M. Buchman is Buchman & O'Brien, 10 East 40th Street, New York, NY 10016. Mr. Buchman's business telephone number is (212) 686-0440. The address of Robert H. Harrison is 9008 Tillman Bethel Road, Henderson, KY 42420. Mr. Harrison's telephone number is (270) 830-7385. The address of Clarence A. Hill, Jr. is 1322 Merrie Ridge Road, McLean, VA 22101. Mr. Hill's telephone number is (703) 525-6509. The address of Ronald J. Kramer is 829 Park Avenue, Apt. 7A, New York, NY 10021. Mr. Kramer's telephone number is (212) 717-1232. The address of James W. Stansberry is 930 Gulf Shore Drive, Unit 9, Destin, FL 32541. Mr. Stansberry's telephone number is (850) 650-3274. The business address of Martin S. Sussman is Seltzer Sussman &

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Habermann, 100 Jericho Quadrangle, Jericho, NY 11753. Mr. Sussman's business telephone number is (516) 935-3600. The business address of William H. Waldorf is Landmark Capital, Inc., 100 Jericho Quadrangle, Ste. 109, Jericho, NY 11753. Mr. Waldorf's business telephone number is (516) 935-1850. The business address of Joseph Whalen is 7 Ladwood Drive, Holmdel, NJ 07733. Mr. Whalen's business telephone number is (732) 946-0808. The business address of Lester L. Wolff is 211 Jeff Davis Highway, Suite N505, Arlington, VA 22202. Mr. Wolff's business telephone number is (703) 415-0947.

Item 4.    Terms of the Transaction.

        (a)   The information in the Prospectus under the headings "The Exchange Offer," "Description of Our Notes" and "Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

        (b)   None of the Company's officers, directors or affiliates hold any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information in the Prospectus under the heading "The Exchange Offer" is incorporated herein by reference.

        (b)   The Company will retire the Old Notes exchanged in the Exchange Offer.

        (c)   Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   The $390,000 in cash consideration to be paid in connection with the Exchange Offer will be paid by the Company with cash on hand.

        (b)   Not applicable.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   No Old Notes are held by any person named in Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

        (b)   The Company is not aware of any transactions in the Old Notes during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO promulgated by the Securities and Exchange Commission or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer or director of any subsidiary of the Company.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The Company's officers, directors and employees may solicit holders of Old Notes by mail, telephone, personally or otherwise, without additional compensation.

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Item 10. Financial Statements.

        (a)(1)     The information on pages 27 through 46 and S-1 through S-2 in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.

        (a)(2)     The information on pages 1 through 9 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 is incorporated herein by reference.

        (a)(3)     The information in the Prospectus under the heading "Selected Consolidated Financial Data "is incorporated herein by reference.

        (a)(4)     Not applicable.

        (b)       Not applicable.

Item 11. Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 the Registration Statement).
(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 the Registration Statement).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 the Registration Statement).
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.4 the Registration Statement).
(a)(4)	Prospectus dated May 21, 2004 (incorporated by reference to the Registration Statement).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIFFON CORPORATION
By:	/s/ HARVEY R. BLAU Name: Harvey R. Blau Title: Chairman of the Board and Principal Executive Officer

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Introduction
Signature